UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of February 2025
(Commission File No. 001-40634)

Gambling.com Group Limited
(Translation of registrant’s name into English)

22 Grenville Street
St. Helier, Jersey
JE4 8PX, Channel Islands
(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

EXPLANATORY NOTE

On February 19, 2025, Gambling.com Group Limited (NASDAQ: GAMB) (the “Company”) issued a press release announcing select preliminary financial results for the fourth quarter and year ended December 31, 2024. A copy of the press release is furnished as Exhibit 99.1 to this Form 6-K and is incorporated by reference herein.

The preliminary unaudited results provided in the press release are derived from preliminary internal financial reports and are subject to revision based on the Company’s procedures and controls associated with the completion of its 2024 full year financial reporting. The preliminary results do not present all information for an understanding of the Company’s financial condition as of December 31, 2024 and its results of operations for the fourth quarter and year ended December 31, 2024.

The information in this Form 6-K (including in Exhibit 99.1) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act.

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EXHIBIT INDEX

Exhibit	Description
99.1	Press Release dated February 19, 2025

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Gambling.com Group Limited
(Registrant)

By:	/s/ Elias Mark
Name:	Elias Mark
Title:	Chief Financial Officer

Date: February 19, 2025

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